EXHIBIT 99.1

UNDERWRITING AGREEMENT

November 23, 2011

Entrée Gold Inc.
Suite 1201 – 1166 Alberni Street
Vancouver, BC V6E 3Z3

Attention:              Mr. Greg Crowe
President and Chief Executive Officer

Dear Mr. Crowe:

The undersigned, Desjardins Securities Inc. (“Desjardins” or the “Lead Underwriter”), acting as sole bookrunner, National Bank Financial Inc., TD Securities Inc., Knight Capital Group (“Knight”) and Trapeze Capital Corp. (collectively, the “Underwriters”) understands that Entrée Gold Inc. (the “Company”) proposes to qualify the distribution of 10,000,000 Common Shares (as defined below) (individually a “Share” and, collectively, the “Shares”). The Underwriters hereby severally (and not jointly and severally) in their respective percentages set out in Section 9 herein, offer to purchase the Shares from the Company on and subject to the terms more particularly described below. The Company hereby grants an option for the purpose of covering the Underwriters’ over-allocation position (the “Over-Allotment Option”) to purchase up to an additional 1,500,000 common shares of the Company (the “Additional Shares”; the Shares and Additional Shares are collectively referred to as the “Offered Shares”).

The Underwriters further understand that Rio Tinto Exploration Canada Inc. (formerly, Kennecott Canada Exploration Inc.) (“Rio Tinto”), a subsidiary of Rio Tinto plc, has a pre-emptive right to acquire a portion of any new issuance of Common Shares such that their respective ownership interests in the Company are not diluted. In that regard, and concurrently with the issuance of the Offered Shares to the Underwriters, the Company proposes to issue and sell up to 1,704,548 Common Shares to Rio Tinto (the “Pre-Emptive Shares”), which will be included as part of the Offering (as defined below) and qualified by the Prospectus Supplement (as defined below). The Underwriting Fee (as defined below) shall not be payable in respect of any of the Pre-Emptive Shares. The Company further acknowledges that the Underwriters shall have no liability whatsoever, in contract, tort or otherwise (including in respect of any right of action against the Underwriters under the Prospectus Supplement) to Rio Tinto or its affiliates in respect of the Pre-Emptive Shares and the Company shall indemnify the Underwriters against any liability claimed against the Underwriters by Rio Tinto pursuant to the terms of this Agreement or under the Prospectus Supplement. The offering of the Offered Shares and the Pre-Emptive Shares by the Company is hereinafter referred to as the “Offering”.

The Underwriters understand that the Company has prepared and filed a short form base shelf prospectus dated November 19, 2010 (the “Base Shelf Prospectus”) providing for the offer and sale, from time to time, of up to Cdn$100,000,000 of Common Shares, warrants to purchase Common Shares or subscription receipts which entitle the holder to receive upon satisfaction of certain release conditions, and for no additional consideration, Common Shares or warrants or any combination therefore. We understand that the Company has also prepared and filed a preliminary prospectus supplement (the “Preliminary Prospectus Supplement”) with the Securities Commissions (as defined below) relating to the Offering in accordance with the Shelf Procedures (as defined below) on November 4, 2011, together with the Base Shelf Prospectus, including all documents incorporated therein by reference. We also understand that the Company has prepared the final prospectus supplement (the “Prospectus Supplement”) relating to the Offering to be dated the date hereof and filed with the Securities Commissions in accordance with the Shelf Procedures (as defined herein).

Upon and subject to the terms and conditions set forth herein, the Underwriters hereby offer to purchase from the Company and the Company agrees to sell to the Underwriters, all but not less than all of the Shares on an underwritten basis at a price of $1.25 per Share (the “Issue Price”) for gross proceeds of $12,500,000, provided that the Underwriters may arrange for substituted purchasers for the Shares resident in the Selling Jurisdictions (as hereinafter defined) or those jurisdictions outside Canada where the Shares may be lawfully sold (“Substituted Purchasers”). Knight will not distribute any Shares or Additional Shares in the Qualifying Provinces. Knight and the other Underwriters, through their respective U.S. registered broker-dealer affiliates, may offer the Shares for sale by the Company to persons in the United States and to, or for the account or benefit of, U.S. Persons (as hereinafter defined) as Substituted Purchasers pursuant to an exemption from the registration requirements of the U.S. Securities Act and all applicable state securities laws and in accordance with the U.S. Private Placement Memorandum and Schedule “B” attached hereto. The Underwriters will have no obligation to purchase any of the Pre-Emptive Shares, even if Rio Tinto fails to do so.

In consideration of the Underwriters’ services to be rendered in connection with the Offering, including assisting in preparing documentation relating to the sale of the Offered Shares including the Preliminary Prospectus Supplement and the Prospectus Supplement, and distributing the Offered Shares, directly and through other investment dealers and brokers, the Company agrees to pay the Underwriting Fee to the Underwriters. The Company agrees that the Underwriters will be permitted to appoint, at their sole expense, other registered dealers or other dealers duly qualified in their respective jurisdictions, in each case acceptable to the Company, acting reasonably, as their agents to assist in the Offering in the Selling Jurisdictions, provided that such agents comply with the terms and conditions of this Agreement, including the Underwriters’ obligations hereunder, and all Applicable Securities Laws, and that the Underwriters may determine the remuneration payable to such other dealers appointed by it.

This offer is conditional upon and subject to the additional terms and conditions set forth below.

1.           Interpretation

1.1         Unless expressly provided otherwise herein, where used in this Agreement or any schedule attached hereto, the following terms shall have the following meanings, respectively:

“AIF” means the Company’s annual information form dated March 25, 2011 in respect of the year ended December 31, 2010;

“Additional Shares” has the meaning ascribed thereto in the first paragraph of this Agreement;

“Agreement” means the agreement resulting from the acceptance by the Company of the offer made by the Underwriters by this letter;

“Applicable Securities Laws” means, collectively, the applicable securities laws of each of the Qualifying Provinces, their respective regulations, rulings, rules, orders and prescribed forms thereunder, the applicable published policy statements issued by the Securities Commissions thereunder, the securities legislation of and published policies issued by each other relevant jurisdiction, including the United States, and the rules of the Exchanges;

“Base Shelf Prospectus” has the meaning ascribed in the third paragraph of this Agreement, and for greater certainty, includes the Documents Incorporated by Reference;

“Closing Date” means November 30, 2011 or such earlier or later date as the Company and the Underwriters may agree, but in any event no later than December 30, 2011;

“Common Shares” means the common shares in the capital of the Company;

“Company” has the meaning ascribed thereto in the first paragraph of this Agreement;

“Company’s Information Record” means all information contained in any press release, material change report (excluding any confidential material change report), financial statements or other document of the Company which has been publicly filed on SEDAR by or on behalf of the Company pursuant to Applicable Securities Laws or otherwise by or on behalf of the Company including, without limitation, the Offering Documents;

“Condition of the Company” has the meaning ascribed thereto in section 11.1(a) of this Agreement;

“Debt Instrument” means any loan, bond, debenture, promissory note or other instrument evidencing indebtedness (demand or otherwise) for borrowed money or other liabilities;

“Desjardins” means Desjardins Securities Inc.;

“Distribution Period” means the period commencing on the date of this Agreement and ending on the date on which all of the Offered Shares have been sold by the Underwriters to the public;

“Documents Incorporated by Reference” means any document of the type referred to in section 11.1 of Form 44-101F1 – Short Form Prospectus filed by the Company, whether before or after the date of this Agreement, that are required to be incorporated by reference into the Final Prospectus pursuant to the Applicable Securities Laws in respect of the Offering;

“Eligible Issuer” means an issuer which meets the criteria and has complied with the requirements of NI 44-102 so as to allow it to offer securities using a short form base shelf prospectus supplement;

“Exchanges” means the Toronto Stock Exchange and the NYSE Amex;

“Equity Participation Agreement” means the equity participation agreement between the Company and Rio Tinto dated June 17, 2005;

“Final Prospectus” means the Base Shelf Prospectus and the Prospectus Supplement, including all of the Documents Incorporated by Reference and including any amendments or supplements thereto, filed in accordance with NI 44-102, prepared by the Company and relating to the distribution of the Offered Shares and the Pre-Emptive Shares which has been filed by the Company in accordance with NI 44-102, the Shelf Procedures and Applicable Securities Laws in respect of the Offering;

“including” means including without limitation;

“Issue Price” has the meaning ascribed thereto in the third paragraph hereof;

“Knight” has the meaning ascribed thereto in the first paragraph hereof;

“Leased Premises” means the premises which is material to the Company and which the Company occupies as tenant;

“Material Agreement” means any note, indenture, mortgage or other form of indebtedness and any contract, commitment, agreement (written or oral), instrument, lease or other document, including licence agreements and agreements relating to intellectual property, to which the Company is a party and which is material to the Company;

“material change” means a material change for the purposes of the Applicable Securities Laws of the applicable jurisdiction or where such term is undefined under such Applicable Securities Laws means a change in the business, operations or capital of the Company and the Material Subsidiaries, on a consolidated basis, that would reasonably be expected to have a significant effect on the market price or value of any of the Company’s securities and includes a decision to implement such a change made by the Company’s board of directors or by senior management of the Company who believe that confirmation of the decision by the board of directors is probable;

“material fact” means a material fact for the purposes of the Applicable Securities Laws of the applicable jurisdiction or where such term is undefined under such Applicable Securities Laws means a fact that significantly affects, or would reasonably be expected to have a significant effect on, the market price or value of the Company’s securities;

“Material Mineral Properties” means the Lookout Hill property in Mongolia and the Ann Mason property in Nevada, United States, both as more particularly described in the Company’s Information Record;

“Material Subsidiaries” means the corporations listed in Section 4.1.1(b) hereof;

“MI 11-102” means Multilateral Instrument 11-102 – Passport System;

“misrepresentation” means a misrepresentation for the purposes of the Applicable Securities Laws of the applicable jurisdiction or where such term is undefined under such Applicable Securities Laws means (i) an untrue statement of a material fact, or (ii) an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made;

“NI 44-101” means National Instrument 44-101 – Short Form Prospectus Distributions;

“NI 44-102” means National Instrument 44-102 – Shelf Distributions;

“Offered Shares” has the meaning ascribed thereto in the first paragraph of this Agreement;

“Offering” has the meaning ascribed thereto in the second paragraph of this Agreement;

“Offering Documents” means, collectively, the Base Shelf Prospectus, the Preliminary Prospectus Supplement, the Prospectus Supplement and any Supplementary Material;

“Over-Allotment Closing Date” has the meaning ascribed thereto in section 10.2 of this Agreement;

“Over-Allotment Option” has the meaning ascribed thereto in the first paragraph of this Agreement;

“Over-Allotment Option Notice” has the meaning ascribed thereto in section 10.2 of this Agreement;

“person” includes any individual, corporation, limited partnership, general partnership, joint stock company or association, joint venture association, company, trust, bank, trust company, land trust, investment trust, society or other entity, organization, syndicate, whether incorporated or not, trustee, executor or other legal personal representative, and governments and agencies and political subdivisions thereof;

“Pre-Emptive Shares” has the meaning ascribed thereto in the second paragraph of this Agreement;

“Preliminary Prospectus Supplement” has the meaning ascribed thereto in the third paragraph of this Agreement, and for greater certainty, includes the Documents Incorporated by Reference;

“Prospectus Supplement” has the meaning ascribed thereto in the third paragraph of this Agreement, and for greater certainty, includes the Documents Incorporated by Reference;

“Purchasers” means, collectively, each of the purchasers of Offered Shares arranged by the Underwriters pursuant to the Offering, including, the Substituted Purchasers and, if applicable, the Underwriters;

“Qualifying Provinces” means all of the Provinces of Canada, other than Quebec;

“Rio Tinto” means Rio Tinto Exploration Canada Inc. (formerly, Kennecott Canada Exploration Inc.), a subsidiary of Rio Tinto plc;

“Securities Commissions” means the applicable securities commission or securities regulatory authority in each of the Qualifying Provinces;

“Selling Jurisdictions” means, collectively, the Qualifying Provinces and such other jurisdictions as the Underwriters and the Company may agree;

“Shares” has the meaning ascribed to such term in the first paragraph of this Agreement;

“Shelf Procedures” means the requirements in NI 44-102 for the distribution of securities under a base shelf prospectus and a prospectus supplement;

“subsidiary” has the meaning ascribed thereto in the Securities Act (British Columbia);

“Substituted Purchasers” has the meaning ascribed to such term in the third paragraph of this Agreement;

“Supplementary Material” means, collectively, any amendment to the Final Prospectus or any amended or supplemental prospectus required to be filed with any of the Securities Commissions in connection with the distribution of the Offered Shares and any Documents Incorporated by Reference in respect of the Offering;

“Survival Limitation Date” means the later of:

(i)	the second anniversary of the Closing Date; and

(ii)
the latest date under the Applicable Securities Laws relevant to a Purchaser (non-residents of Canada being deemed to be resident in the Province of Ontario for such purposes) that a Purchaser may be entitled to commence an action or exercise a right of rescission, with respect to a misrepresentation contained in the Final Prospectus or, if applicable, any Supplementary Material;

“Time of Closing” means 8:00 a.m. (Toronto time) on the Closing Date;

“to the Company’s knowledge”, “to the knowledge of the Company” or words of similar effect means that no information or fact has come to the attention of any senior officer of the Company after reasonable enquiry, which has given such person actual knowledge to the contrary concerning the existence or absence of the facts or circumstances referred to;

“Transfer Agent” means Computershare Investor Services Inc.;

“Underwriters” has the meaning ascribed thereto in the first paragraph of this Agreement;

“Underwriting Fee” has the meaning ascribed thereto in Section 8;

“United States” means the United States of America, its territories and possessions, any state of the United States, and the District of Columbia;

“U.S. Person” means “U.S. person” as that term is defined in Rule 902(k) of Regulation S of the U.S. Securities Act;

“U.S. Private Placement Memorandum” means the U.S. private placement memorandum to be delivered together with the Prospectus to offerees and purchasers in the United States that are U.S. Persons, or that are purchasing for the account or benefit of U.S. Persons; and

“U.S. Securities Act” means the United States Securities Act of 1933, as amended.

1.2           Division and Headings: The division of this Agreement into sections, subsections, paragraphs and other subdivisions and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Agreement. Unless something in the subject matter or context is inconsistent therewith, references herein to sections, subsections, paragraphs and other subdivisions are to sections, subsections, paragraphs and other subdivisions of this Agreement.

1.3           Governing Law: This Agreement shall be governed by and construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein.

1.4           Currency: Except as otherwise indicated, all amounts expressed herein in terms of money refer to lawful currency of Canada and all payments to be made hereunder shall be made in such currency.

1.5           Schedules: The following are the schedules attached to this Agreement, which schedules are deemed to be a part hereof and are hereby incorporated by reference herein:

Schedule “A” – Opinion of the Company’s Counsel;

Schedule “B” – Terms for Offering to U.S. Purchasers;

Schedule “C” – Outstanding Convertible Securities.

2.	Nature of Transaction

2.1           Each Purchaser resident in a Qualifying Province shall purchase the Offered Shares pursuant to the Final Prospectus. Except as set forth in Section 3.3 relating to the offer and sale of Offered Shares in the United States and to or for the account or benefit of U.S. Persons or persons within the United States, each other Purchaser shall purchase in accordance with such procedures as the Company and the Underwriters may mutually agree, acting reasonably, in order to fully comply with the Applicable Securities Laws. The Company hereby agrees to secure compliance with all applicable securities regulatory requirements of the Qualifying Provinces on a timely basis in connection with the distribution of the Offered Shares and the Pre-Emptive Shares. The Company also agrees to file within the periods stipulated under Applicable Securities Laws outside of Canada and at the Company’s expense all private placement forms required to be filed by the Company and the Purchasers or Rio Tinto, as applicable, respectively, in connection with the Offering and agrees to pay all filing fees required to be paid in connection therewith so that the distribution of the Offered Shares in the Selling Jurisdictions outside of Canada may lawfully occur without the necessity of registering the Offered Shares or filing a prospectus or any similar document under the Applicable Securities Laws outside of Canada, if applicable. The Underwriters agree to assist the Company in all reasonable respects to secure compliance with all regulatory requirements in connection with the Offering.

3.	Covenants and Representations of the Underwriters

3.1           The Underwriters, severally, and not jointly, nor jointly and severally, covenant with the Company that they will:

(i)	conduct activities in connection with the Offering in compliance with all Applicable Securities Laws, the Final Prospectus and the provisions of this Agreement;

(ii)
not, directly or indirectly, sell or solicit offers to purchase the Offered Shares or distribute or publish any offering circular, prospectus, form of application, advertisement or other offering materials in any country or jurisdiction so as to require registration of the Offered Shares or filing of a prospectus or similar document with respect thereto or compliance by the Company with regulatory requirements (including any continuous disclosure obligations or similar reporting obligations) under the laws of, or subject the Company (or any of its directors, officers or employees) to any inquiry, investigation or proceeding of any securities regulatory authority, stock exchange or other authority in, any jurisdiction (other than the filing of the Preliminary Prospectus Supplement and the Prospectus Supplement in the Qualifying Provinces);

(iii)	use commercially reasonable efforts to complete the distribution of the Offered Shares as soon as reasonably practicable;

(iv)	not make any representations or warranties with respect to the Company or its securities, other than as set forth in the Final Prospectus and any Supplementary Material;

(v)
upon the Company obtaining the necessary receipts therefor from each of the Securities Commissions in the Qualifying Provinces, deliver one copy of the Prospectus Supplement and any Supplementary Material to each of the Purchasers; and

(vi)	only sell to substituted purchasers who are resident in the Selling Jurisdictions.

3.2           Desjardins, on behalf of the Underwriters, will notify the Company when, in their opinion, the Underwriters have ceased distribution of the Offered Shares and, if required for regulatory compliance purposes, provide a breakdown of the number of Offered Shares distributed and proceeds received (A) in each of the Qualifying Provinces and (B) in any other jurisdiction within the time periods required by Applicable Laws.

3.3           The Underwriters agree that all offers and sales of Offered Shares in the United States or to or for the account or benefit of U.S. Persons or persons within the United States shall only be made in compliance with Schedule “B” to this Agreement which is incorporated herein and forms a part of this Agreement.

3.4           The Underwriters, other than Knight, represent and warrant to, and covenants with, the Company that they are duly registered under the Applicable Securities Laws in each of the Qualifying Provinces.

3.5           Knight represents and warrants that it has not solicited, sold, or contacted any resident in Canada in connection with the Offering and agrees not to assist any U.S. purchasers purchasing through Knight with any resales of Shares into Canada for a period of four months plus one day following the Closing Date.

4.	Representations, Warranties and Covenants of the Company

4.1           The Company hereby represents, warrants and covenants to and with the Underwriters that:

4.1.1	General Matters

(a)
the Company and the Material Subsidiaries have been duly incorporated, continued or amalgamated, as applicable, and are validly existing under the laws of their respective jurisdictions, and are current and up-to-date with all material filings required to be made by them in such jurisdictions, have all requisite corporate power and authority and are duly qualified and possess all certificates, authorizations, permits and licences issued by the appropriate provincial, state, municipal, or federal regulatory agencies or bodies necessary (and have not received or are aware of any modification or revocation to such licences, authorizations, certificates or permits) to carry on their business as now conducted and to own its properties and assets and the Company have all requisite corporate power and authority to carry out their obligations under this Agreement;

(b)
the Company has no material subsidiaries other than as listed below and the Company beneficially owns, directly or indirectly, the percentage indicated below of the issued and outstanding shares in the capital of the Material Subsidiaries free and clear of all mortgages, liens, charges, pledges, security interests, encumbrances, claims or demands of any kind whatsoever, all of such shares have been duly authorized and validly issued and are outstanding as fully paid and non- assessable shares and no person has any right, agreement or option, present or future, contingent or absolute, or any right capable of becoming a right, agreement or option, for the purchase from the Company of any interest in any of such shares or for the issue or allotment of any unissued shares in the capital of the Material Subsidiaries or any other security convertible into or exchangeable for any such shares:

Name	Jurisdiction of Incorporation or Continuance	Beneficial Equity/ Voting Ownership
Entrée LLC	Mongolia	100%
Entrée U.S. Holdings Inc.	British Columbia	100%
Entrée Australia Pty Ltd.	Australia	100%
PacMag Metals Pty Ltd.	Australia	100%
M.I.M (U.S.A.) Inc.	Delaware	100%

(c)
other than customary post-closing filings required by Canadian and American securities laws and the approval of the Exchanges, all consents, approvals, permits, authorizations or filings as may be required for the execution and delivery of this Agreement and the issuance of the Offered Shares and the Pre-Emptive Shares and the completion of the transaction contemplated hereby, have been or will prior to the Closing Date be made or obtained, as applicable;

(d)
except as previously disclosed to the Underwriters with respect to certain corporate reorganization matters, no proceedings have been taken, instituted or are pending for the dissolution or liquidation of the Company or any of the Material Subsidiaries;

(e)
each of the execution and delivery of this Agreement, the performance by the Company of its obligations hereunder, the issue and sale of the Offered Shares and the Pre-Emptive Shares and the consummation of the transactions contemplated in this Agreement, do not and will not conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default under, (whether after notice or lapse of time or both), (A) any statute, rule or regulation applicable to the Company including, without limitation, Applicable Securities Laws; (B) the constating documents, articles or resolutions of the Company which are in effect at the date hereof; (C) any Debt Instruments, Material Agreement, mortgage, note, indenture, contract, agreement, instrument, lease or other document to which the Company is a party or by which it is bound (other than the agreement with Rio Tinto in respect of Pre-Emptive Rights in the event the Closing proceeds without Rio Tinto’s participation or waiver); or (D) any judgment, decree or order binding the Company or the property or assets of the Company;

(f)
the audited consolidated financial statements of the Company as at and for the year ended December 31, 2010 and the unaudited consolidated financial statements of the Company for the nine month period ended September 30, 2011 (collectively, the “Financial Statements”) have been prepared in accordance with generally accepted accounting principles in the United States, consistently applied with prior periods, except as otherwise noted therein and present fairly the financial position (including the assets and liabilities, whether absolute, accrued, contingent or otherwise) of the Company as at such dates and results of operations of the Company for the periods then ended and there has been no material change in accounting policies of the Company or the Material Subsidiaries since September 30, 2011, except as noted in the Financial Statements;

(g)
there are no material off-balance sheet transactions, arrangements, obligations (including contingent obligations) or other relationships of the Company or any of its subsidiaries with unconsolidated entities or other persons that could reasonably be expected to have a material adverse effect on the Company and the Material Subsidiaries on a consolidated basis;

(h)
except as previously disclosed to the Underwriters with respect to certain corporate reorganization matters, there has been no adverse material change to the Company or the Material Subsidiaries (actual or proposed, whether financial or otherwise) in the business, affairs, operations, assets, liabilities (absolute, accrued, contingent or otherwise) or capital of the Company or the Material Subsidiaries since September 30, 2011, which has not been generally disclosed to the public and the business of the Company and the Material Subsidiaries have been carried on in the usual and ordinary course consistent with past practice since September 30, 2011 to the extent that such past practice is consistent with the current business direction of the Company and the Material Subsidiaries;

(i)
all material taxes (including income tax, capital tax, payroll taxes, employer health tax, workers’ compensation payments, property taxes, custom and land transfer taxes), duties, royalties, levies, imposts, assessments, deductions, charges or withholdings and all liabilities with respect thereto including any penalty and interest payable with respect thereto (collectively, “Taxes”) due and payable or required to be collected or withheld and remitted, by the Company and the Material Subsidiaries have been paid, collected or withheld and remitted, as applicable and all material tax returns, declarations, remittances and filings required to be filed by the Company and the Material Subsidiaries have been filed with all appropriate of governmental authorities and all such returns, declarations, remittances and filings are complete and accurate and no material fact or facts have been omitted therefrom which would make any them misleading. No examination of any tax return of the Company or the Material Subsidiaries is currently in progress and there are no issues or disputes outstanding with any governmental authority respecting any taxes that have been paid, or may be payable, by the Company and the Material Subsidiaries.  There are no agreements, waivers or other arrangements with any taxation authority providing for an extension of time for any assessment or reassessment of taxes with respect to the Company and the Material Subsidiaries;

(j)	the auditors who audited the Financial Statements of the Company and who provided their audit report thereon are independent public accountants as required under applicable Canadian Securities Laws;

(k)
there has not been a “reportable event” (within the meaning of National Instrument 51-102 – Continuous Disclosure Obligations) with the present or former auditors of the Company and the auditors of the Company have not provided any material comments or recommendations to the Company regarding its accounting policies, internal control systems or other accounting or financial practices that have not been implemented by the Company;

(l)
other than Rio Tinto in respect of the Pre-Emptive Shares and obligations to issue shares pursuant to existing property agreements of the Company as disclosed in the Company’s Information Record and other than as set out in Schedule “C” hereto, no holder of outstanding securities of the Company will be entitled to any pre-emptive or any similar rights to subscribe for any of the Common Shares or other securities of the Company and no rights, warrants or options to acquire, or instruments convertible into or exchangeable for, any Common Shares in the capital of the Company are outstanding;

(m)
the information and statements set forth in the Final Prospectus and Company’s Information Record are true, correct and complete and do not contain any misrepresentation as of the date of such information or statement, and the Company has not filed any confidential material change reports or similar confidential report with any Securities Commission that is still maintained on a confidential basis;

(n)
there is not, in the constating documents, articles or in any Debt Instrument, Material Agreement, agreement, mortgage, note, debenture, indenture or other instrument or document to which the Company or the Material Subsidiaries is a party, any restriction upon or impediment to, the declaration or payment of dividends by the directors of the Company or the payment of dividends by the Company to the holders of its Common Shares;

(o)
the Company and the Material Subsidiaries have conducted and are conducting their business in compliance in all material respects with all applicable laws and regulations of each jurisdiction in which it carries on business (including, without limitation, all applicable federal, provincial, municipal and local environmental anti-pollution and licensing laws, regulations and other lawful requirements of any governmental or regulatory body including exploration and exploitation permits and concessions) and has not received a notice of non-compliance, nor knows of, nor has reasonable grounds to know of, any facts that could give rise to a notice of non-compliance with any such laws, regulations or permits;

(p)
the Company and the Material Subsidiaries are not aware of any pending change or contemplated change to any applicable law or regulation or governmental position that would materially affect the business of the Company or the Material Subsidiaries or the business or legal environment under which the Company or the Material Subsidiaries operate;

(q)
this Agreement has been duly authorized, executed and delivered by the Company and constitutes a valid and binding obligation of the Company and is enforceable against the Company in accordance with its terms, except as enforcement thereof may be limited by bankruptcy, insolvency, reorganization, moratorium and other laws relating to or affecting the rights of creditors generally and except as limited by the application of equitable principles when equitable remedies are sought, and by the fact that rights to indemnity, contribution and waiver, and the ability to sever unenforceable terms, may be limited by applicable law;

(r)
at the Closing Time, all necessary corporate action will have been taken by the Company to validly authorize and issue the Offered Shares and the Pre-Emptive Shares as fully paid and non-assessable Common Shares;

(s)
the Company will use its commercially reasonable efforts to obtain the necessary regulatory consents and approvals from the Exchanges in connection with the Offering prior to filing the Prospectus Supplement on such conditions as are acceptable to the Underwriters and the Company, acting reasonably;

(t)	the Company shall comply with the rules and regulations of the Exchanges;

(u)	the attributes of the Common Shares conform in all respects with the description thereof in the Final Prospectus;

(v)
as of the close of business on November 22, 2011, the authorized capital of the Company consists of an unlimited number of Common Shares of which 115,534,572 Common Shares were issued and outstanding as fully paid and non- assessable;

(w)
the Company is a reporting issuer, or the equivalent thereof, in all of the Provinces of Canada, other than Quebec. The Company is not currently in default of any requirement of the Applicable Securities Laws of such jurisdictions and the Company is not included on a list of defaulting reporting issuers maintained by any of the Securities Regulators;

(x)
the currently issued and outstanding Common Shares are listed and posted for trading on the Exchanges and the Regulated Unofficial Market of the Frankfurt Stock Exchange and no order ceasing or suspending trading in any securities of the Company or the trading of any of the Company’s issued securities is currently outstanding and no proceedings for such purpose are pending or threatened;

(y)
other than the Underwriters pursuant to this Agreement there is no person acting or purporting to act at the request of the Company who is entitled to any brokerage, agency, underwriting, or other fiscal advisory or similar fee in connection with the transactions contemplated herein;

(z)
all information (including each document in the Company’s Information Record) which has been prepared by the Company relating to the Company and the Material Subsidiaries and their respective business, property and liabilities and either publicly disclosed or provided to the Underwriters, including all financial, marketing, sales and operational information provided to the Underwriters are, as of the date of such information, true and correct and does not contain a misrepresentation, and no material fact or facts have been omitted therefrom which would make such information misleading and the Company is not aware of any circumstances presently existing under which liability is or could reasonably be expected to be incurred under secondary market liability disclosure provisions under Applicable Securities Laws;

(aa)
the Company and the Material Subsidiaries are not party to any agreement, nor is the Company or the Material Subsidiaries aware of any agreement, which in any manner affects the voting control of any of the securities of the Company or the Material Subsidiaries;

(bb)
all filings and fees required to be made and paid by the Company and the Material Subsidiaries pursuant to the Applicable Securities Laws and general corporate law applicable to them have been made and paid and such filings were true and accurate as at the respective dates thereof;

(cc)	the Documents Incorporated by Reference are or will be presented in the forms required by Applicable Securities Laws and do not or will not contain a misrepresentation;

(dd)
except as set out in the Company’s Information Record on SEDAR, none of the directors, officers or employees of the Company or the Material Subsidiaries, any holder of more than ten per cent of any class of shares of the Company, or any associate or affiliate of any of the foregoing persons or companies (as such terms are defined in the Securities Act (British Columbia)), has had any material interest, direct or indirect, in any material transaction within the previous two years or has any material interest in any proposed material transaction involving the Company which, as the case may be, materially affected, is material to or will materially affect the Company and the Material Subsidiaries (taken as a whole);

(ee)	the Company does not have in place a shareholder rights plan;

(ff)
neither the Company nor any of its shareholders is a party to any shareholders agreement, pooling agreement, voting trust or other similar type of arrangements in respect of outstanding securities of the Company;

(gg)
no officer, director, employee or any other person not dealing at arm’s length with the Company or its Material Subsidiaries, or any associate or affiliate of such person, owns, has or is entitled to any royalty, net profits interest, carried interest, licensing fee, or any other encumbrances or claims of any nature whatsoever which are based on the revenues of the Company or its Material Subsidiaries;

(hh)
the Company and the Material Subsidiaries are in material compliance with all laws respecting employment and employment practices, terms and conditions of employment, occupational health and safety, pay equity and wages; there is not currently any labour disruption or conflict involving the Company or the Material Subsidiaries;

(ii)
the Company and the Material Subsidiaries do not have any loans or other indebtedness outstanding which has been made to any of its shareholders, officers, directors or employees, past or present, or any person not dealing at “arm’s length” (as such term is defined in the Income Tax Act (Canada)) with it;

(jj)
the assets of the Company and the Material Subsidiaries and their respective business and operations are insured against loss or damage with responsible insurers on a basis consistent with insurance obtained by reasonably prudent participants in comparable businesses, and such coverage is in full force and effect, and the Company and the Material Subsidiaries have not breached the terms of any policies in respect thereof or failed to promptly give any notice or present any claim thereunder;

(kk)
the Company and the Material Subsidiaries possess all material approvals, consents, certificates, authorizations, permits and licenses required by any regulatory authority that are necessary to carry on the business currently carried on except to the extent that the absence of such approval, consent, certificate, authorization, permit or license would not be expected to have a material adverse effect on the Company, by the Company or any Material Subsidiary and each of the Company and the Material Subsidiaries are in material compliance in all respects with each such authorization, license and permit held by it and is not in violation of, or in default under, and has not received any notice of violation or default under, the applicable statutes, ordinances, rules, regulations, orders or decrees (including, without limitation, “Environmental Laws” as defined below) of any governmental entities, regulatory agencies or bodies having asserting or claiming jurisdiction over it or over any part of its operations or assets;

(ll)	the Company and the Material Subsidiaries (i) are in material compliance with any and all applicable federal, provincial, state and local laws and regulations relating to the protection of human health and safety, the environment or hazardous or toxic substances or wastes, pollutants or contaminants (“Environmental Laws”); (ii) have received all permits, licenses or other approvals required of them under applicable Environmental Laws to conduct its business as currently conducted; and (iii) are in compliance with all terms and conditions of any such permit, license or approval;

(mm)
there have been no past unresolved, and there are no pending or threatened claims, complaints, notices or requests for information received by the Company or the Material Subsidiaries with respect to any alleged violation of any Environmental Law; and to the best of the knowledge, information and belief of the Company and the Material Subsidiaries, no conditions exist at, on or under any property now or previously owned, operated or leased by the Company or the Material Subsidiaries which, with the passage of time, or the giving of notice or both, would give rise to liability under any Environmental Law;

(nn)
other than as disclosed in the Financial Statements, the Company and/or the Material Subsidiaries are not party to any Debt Instrument or any agreement, contract or commitment to create, assume or issue any Debt Instrument;

(oo)
other than the Company, there is no person that is or will be entitled to demand the proceeds of this Offering under the terms of any Debt Instrument, Material Agreement, mortgage, note, indenture, contract, instrument, lease agreement (written or unwritten) or otherwise;

(pp)
the Company and the Material Subsidiaries are not, and to the best of the Company’s knowledge any other person is not, in default in the observance or performance of any term or obligation to be performed by it under any Debt Instrument or Material Agreement and no event has occurred which with notice or lapse of time or both would constitute such a default and all such contracts, agreements and arrangements are in good standing;

(qq)
the minute books and records of the Company and the Material Subsidiaries which have made available to the Underwriters and their counsel, Stikeman Elliott LLP, in connection with its due diligence investigation of the Company and the Material Subsidiaries for the periods from their respective inception date to the date of examination thereof, are all of the minute books and all the material corporate records of the Company and the Material Subsidiaries and contain copies of all proceedings (or certified copies thereof) of the shareholders, the boards of directors and all committees of the boards of directors of the Company and the Material Subsidiaries to the date of review of such corporate records and minute books. There have been no other meetings, resolutions or proceedings of the shareholders, boards of directors or any committees of the boards of directors of the Company and the Material Subsidiaries to the date of review of such corporate records and minute books not reflected in such minute books and other records or provided to Stikeman Elliott LLP;

(rr)
with respect to each of the Leased Premises, the Company occupies the Leased Premises, has the right to occupy and use the Leased Premises and each of the leases pursuant to which the Company occupies the Leased Premises is in good standing in all respects and in full force and effect. The performance of obligations pursuant to and in compliance with the terms of this Agreement and the completion of the transactions described herein by the Company, will not afford any of the parties to such leases or any other person the right to terminate such lease or the Company’s right to occupy and use the Leased Premises or, result in any additional or more onerous obligations under such leases;

(ss)
the Company or the Material Subsidiaries, as applicable, are the absolute legal and beneficial owners of, and have good and marketable title to, all of the property or assets thereof related to the Material Mineral Properties, free of all mortgages, liens, charges, pledges, security interests, encumbrances, claims or demands whatsoever, other than those disclosed in the Company’s Information Record, and no other property rights are necessary for the conduct of the business of the Company or the Material Subsidiaries in respect of the Material Mineral Properties as currently conducted, the Company and the Material Subsidiaries knows of no claim or basis for any claim that might or could adversely affect the right thereof to use, transfer or otherwise exploit such property rights and except as disclosed in the Company’s Information Record the Company and the Material Subsidiaries have no responsibility or obligation to pay any commission, royalty, licence fee or similar payment to any person with respect to the property rights thereof;

(tt)
the Company and the Material Subsidiaries hold either freehold title, mining leases, mining claims or other conventional property, proprietary or contractual interests or rights, recognized in the jurisdiction in which such  a property is located in respect of the ore bodies and minerals located in the Material Mineral Properties under valid, subsisting and enforceable title documents or other recognized and enforceable agreements or instruments, which are currently sufficient to permit the Company and the Material Subsidiaries to explore the minerals relating thereto, all such property, leases or claims and all property, leases or claims in which the Company or the Material Subsidiaries have any interest or right, in respect of the Material Mineral Properties, have been validly located and recorded in accordance with all applicable laws and are valid and subsisting, the Company or the Material Subsidiaries currently have all necessary surface rights, access rights and other necessary rights and interest relating to the Material Mineral Properties granting the Company or the Material Subsidiaries the right and ability to explore for minerals, ore and metals for development purposes as are appropriate in view of the rights and interests therein of the Company or the Material Subsidiaries, with only such exceptions as do not interfere with the use made by the Company or the Material Subsidiaries of the rights or interests so held and each of the proprietary interests or rights and each of the documents, agreements and instruments and obligations relating thereto referred to above are currently in good standing in the name of the Company or the Material Subsidiaries;

(uu)
any and all of the agreements and other documents and instruments pursuant to which the Company and the Material Subsidiaries hold their property and assets (including any interest in, or right to earn an interest in, any property) with respect to the Material Mineral Properties are valid and subsisting agreements, documents or instruments in full force and effect, enforceable in accordance with the terms thereof, the Company and the Material Subsidiaries are not in default of any of the material provisions of any such agreements, documents or instruments nor has any such default been alleged, and such property and assets are in good standing under the applicable statutes and regulations of the jurisdictions in which the Material Mineral Properties are situated, and there has been no default under any lease, licence or claim pursuant to which the Company or the Material Subsidiaries derives an interest in such Material Mineral Property or assets related to the Material Mineral Properties and all taxes required to be paid with respect to such properties and assets to the date hereof have been paid. The interests of the Company or the Material Subsidiaries in, or rights of the Company or the Material Subsidiaries to earn an interest in, the Material Mineral Properties are not subject to any right of first refusal or purchase or acquisition rights other than as described in the Company’s Information Record;

(vv)
other than as described in the Company’s Information Record, there are no actions, suits, proceedings or inquiries pending or threatened against or affecting the Company or the Material Subsidiaries or their property or assets at law or in equity or before or by any federal, provincial, municipal or other governmental department, commission, board, bureau, agency or instrumentality;

(ww)
there are no judgments against the Company or the Material Subsidiaries which are unsatisfied, nor are there any consent decrees or injunctions to which the Company or the Material Subsidiaries is subject;

(xx)	the Transfer Agent, at its principal offices in the City of Vancouver, British Columbia has been duly appointed as transfer agent and registrar in respect of the Common Shares;

(yy)	the Material Mineral Properties are the only material properties of the Company;

(zz)	the Company has duly filed with the applicable regulatory authorities all reports required by National Instrument 43-101 - Standards of Disclosure for

Mineral Projects (“NI 43-101”) in respect of the Material Mineral Properties, and all such reports comply with the requirements of NI 43-101;

(aaa)
for a period of one year from the Closing Date, the Company shall not take any action which would be reasonably expected to result in the delisting or  suspension of its Common Shares on or from the Exchanges or the loss of its status as a “reporting issuer” (or equivalent thereof) or cause it to be in default of the requirements of the Applicable Securities Laws in each of the Qualifying Provinces and the Company shall comply, in all respects, with the rules and regulations thereof. For greater certainty, it will not be considered reasonable to maintain such status or listing if to do so would hinder or impede, in any way, any effort on the part of the Company to effect, or to take any steps in furtherance of, any amalgamation or business combination (whether by way of a merger, plan of arrangement, consolidation, share or other security exchange transaction, recapitalization, asset acquisition or other transaction) involving any one or more of itself or any of its subsidiaries or affiliates completed in accordance with Applicable Securities Laws;

(bbb)	the proceeds from the sale of the Offered Shares and the Pre-Emptive Shares shall be as described in the Final Prospectus under the heading “Use of Proceeds”;

(ccc)
each material plan for retirement, bonus, stock purchase, profit sharing, stock option, deferred compensation, severance or termination pay, insurance, medical, hospital, dental, vision care, drug, sick leave, disability, salary continuation, legal benefits, unemployment benefits, vacation, incentive or otherwise contributed to or required to be contributed to, by the Company for the benefit of any current or former director, officer, employee or consultant of the Company (the “Employee Plans”) has been maintained in compliance in all material respects with its terms and with the requirements prescribed by any and all statutes, orders, rules and regulations that are applicable to such Employee Plans, in each case in all respects and has been publicly disclosed to the extent required by Applicable Securities Laws;

(ddd)
all material accruals for unpaid vacation pay, premiums for unemployment insurance, health premiums, federal or state pension plan premiums, accrued wages, salaries and commissions and employee benefit plan payments have been reflected in the books and records of the Company or the Material Subsidiaries;

(eee)
there has never been, there is not currently and the Company does not anticipate any labour disruption with respect to the employees or consultants of the Company which is adversely affecting or could adversely affect the exploration or development plans of the Company or the Material Subsidiaries or the carrying on of the business of the Company or the Material Subsidiaries; and

(fff)
assuming that the Offering is completed, other than as contemplated in the Final Prospectus and this Agreement, the Company agrees not to issue nor announce the issuance of any Common Shares or securities convertible or exchangeable into Common Shares for a period of 90 days from the Closing Date without the prior written consent of Desjardins, on behalf of the Underwriters, not to be unreasonably withheld or delayed, except in conjunction with: (i) the issuance of any Pre-Emptive Shares; (ii) the grant or exercise of incentive securities pursuant to incentive plans, and (iii) any transaction with an arm’s length third party whereby the Company directly or indirectly acquires shares or assets of the third party.

4.1.2	Prospectus Matters

(a)
The Company has filed the Base Shelf Prospectus in each of the Qualifying Provinces, omitting only such information as is permitted to be omitted for such documents pursuant to the Applicable Securities Laws, and has obtained a receipt under MI 11-102 for the Base Shelf Prospectus of the British Columbia Securities Commission, evidencing a receipt thereof and of the Canadian securities regulatory authority in each of the Qualifying Provinces;

(b)
The Company has filed the Preliminary Prospectus Supplement in each of the Qualifying Provinces, omitting only such information as is permitted to be omitted for such documents pursuant to the Applicable Securities Laws;

(c)
the Company is duly qualified to file, and will use its best efforts to file the Prospectus Supplement pursuant to NI 44-102 and shall have taken all other steps and proceedings that may be necessary in order to qualify the Offered Shares and the Pre-Emptive Shares for distribution pursuant to the Prospectus Supplement in each of the Qualifying Provinces before the close of business on November 23, 2011 (or such other date or time as may be agreed to in writing by the Company and the Underwriters)

(d)
the Company will deliver from time to time without charge to the Underwriters as many copies of the Preliminary Prospectus Supplement, the Prospectus Supplement, the Final Prospectus and any Supplementary Material as they may reasonably request for the purposes contemplated hereunder and contemplated by the Applicable Securities Laws in the Qualifying Provinces and such delivery shall constitute the consent of the Company to its use of such documents in the Qualifying Provinces in connection with the distribution or the distribution to the public of the Offered Shares, subject to the Underwriters complying with the provisions of the Applicable Securities Laws in the Qualifying Provinces and the provisions of this Agreement;

(e)
all the information and statements to be contained in the Offering Documents shall, at the respective dates of delivery thereof, constitute full, true and plain disclosure of all facts relating to each of the Offering, the Company and the

Material Subsidiaries on a consolidated basis, the Offered Shares and the Pre-Emptive Shares;

(f)
no fact or information has been omitted from the Offering Documents which is required to be stated in such disclosure or is necessary to make the statements or information contained in such disclosure not misleading in light of the circumstances under which they were made;

(g)	at the time of filing and qualification thereof, none of the Offering Documents will contain a misrepresentation;

(h)	the Offering Documents shall contain the disclosure required by and conform to all requirements of the Applicable Securities Laws;

(i)
during and prior to completion of the Distribution Period, the Company will use its best efforts to otherwise take or cause to be taken all steps and proceedings (including the filing of the Prospectus Supplement) that may be required under the Applicable Securities Laws of the Qualifying Provinces to qualify the Offered Shares and the Pre-Emptive Shares for sale to the public in the Qualifying Provinces through registrants registered under the Applicable Securities Laws of the Qualifying Provinces who have complied with the relevant provisions thereof; and

(j)
at all times until the completion of the Distribution Period, but in any event not later than 21 days following the Closing Date, the Company will, to the satisfaction of counsel to the Underwriters, acting reasonably, promptly take or cause to be taken all additional steps and proceedings that may be required from time to time under the Applicable Securities Laws of the Qualifying Provinces to continue to so qualify the Offered Shares and the Pre-Emptive Shares or, in the event that the Offered Shares or the Pre-Emptive Shares have, for any reason, ceased to so qualify, to again so qualify the Offered Shares and the Pre-Emptive Shares.

4.1.3	Due Diligence Matters

(a)
prior to the filing of the Preliminary Prospectus Supplement, the Prospectus Supplement and, during the Distribution Period, any Supplementary Material, the Company will allow the Underwriters to participate fully in the preparation of the Preliminary Prospectus Supplement, the Prospectus Supplement and any Supplementary Material and shall allow the Underwriters to conduct all due diligence which they may reasonably require to conduct in order to fulfil their obligations and in order to enable them to responsibly execute the certificates required to be executed by them at the end of each of the Preliminary Prospectus Supplement, the Prospectus Supplement and any applicable Supplementary Material;

(b)	the Company will promptly notify the Underwriters in writing if, prior to completion of the Distribution Period, there shall occur any material change or change in a material fact (in either case, whether actual, anticipated, contemplated or threatened) or any event or development involving a prospective material change or a change in a material fact or any other material change concerning the Company or the Material Subsidiaries on a consolidated basis or any other change which is of such a nature as to result in, or could be considered reasonably likely to result in, a misrepresentation in the Final Prospectus or any Supplementary Material, as they exist immediately prior to such change, or could render any of the foregoing, as they exist immediately prior to such change, not in compliance with any of the Applicable Securities Laws;

(c)
the Company will promptly notify the Underwriters in writing with full particulars of any such actual, anticipated, contemplated, threatened or prospective change referred to in the preceding paragraph and the Company shall, to the satisfaction of the Underwriters, file promptly and, in any event, within all applicable time limitation periods with the Securities Commissions in the Qualifying Provinces a new or amended Final Prospectus or Supplementary Material, as the case may be, or material change report as may be required under the Applicable Securities Laws and shall comply with all other applicable filing and other requirements under the Applicable Securities Laws including any requirements necessary to qualify the distribution of the Offered Shares and the Pre-Emptive Shares and shall deliver to the Underwriters as soon as practicable thereafter its reasonable requirements of conformed or commercial copies of any such new or amended Final Prospectus or Supplementary Material. The Company will not file any such new or amended disclosure documentation or material change report without first obtaining the written approval of the form and content thereof by the Underwriters; and

(d)
the Company will in good faith discuss with the Underwriters as promptly as possible any circumstance or event which is of such a nature that there is or ought to be consideration given as to whether there may be a material change or change in a material fact or other change described in the preceding two paragraphs.

5.	Conditions to Purchase Obligation

5.1           The following are conditions of the Underwriters’ obligations to purchase the Shares as contemplated hereby, which conditions the Company covenants to exercise its best efforts to have fulfilled on or prior to the Closing Date, which conditions may be waived in writing in whole or in part by the Underwriters:

(a)
the Company will have made and/or obtained the necessary filings, approvals, consents and acceptances to or from, as the case may be, the Securities Commissions and the Exchanges required to be made or obtained by the Company in connection with the Offering, on terms which are acceptable to the Company and the Underwriters prior to the Closing Date;

(b)
the Company shall have delivered to the Underwriters without charge and in such numbers as the Underwriters may reasonably request, within 24 hours of the filing of the Prospectus Supplement by each of the Qualifying Provinces, or such later time as may be agreed upon by the Company and the Underwriters, in such cities as the Underwriters may request, the requirements of conformed commercial copies of the Final Prospectus and any Supplemental Material, if applicable;

(c)
the Company shall have delivered to the Underwriters, without charge and in such numbers and in such cities as the Underwriters may reasonably request, commercial copies of the U.S. Private Placement Memorandum and any amendments thereto;

(d)	the Offered Shares and the Pre-Emptive Shares will have been accepted for listing by the Exchanges, subject to the usual conditions;

(e)	the Company’s board of directors will have authorized and approved this Agreement, the sale and issuance of the Offered Shares and the Pre-Emptive Shares and all matters relating to the foregoing;

(f)
the Company will deliver a certificate of the Company signed on behalf of the Company, but without personal liability, by the Chief Executive Officer of the Company and the Chief Financial Officer of the Company or such other senior officers of the Company as may be acceptable to the Underwriters, addressed to the Underwriters and dated the Closing Date, in form and content satisfactory to the Underwriters, certifying that:

(i)
no order, ruling or determination having the effect of suspending the sale or ceasing the trading in any securities of the Company (including the Common Shares) has been issued by any regulatory authority and is continuing in effect and no proceedings for that purpose have been instituted or are pending, contemplated or threatened by any regulatory authority;

(ii)	the Company has duly complied with all the terms, covenants and conditions of this Agreement on its part to be complied with up to the Closing Time;

(iii)
the representations and warranties of the Company contained in this Agreement are true and correct in all material respects at the Time of Closing, with the same force and effect as if made by the Company as at the Time of Closing after giving effect to the transactions contemplated hereby;

(iv)	there has been no adverse material change since the date hereof which has not been generally disclosed; and

(v)
no material change (actual, proposed or prospective, whether financial or otherwise) in the business, affairs, operations, assets, liabilities (contingent or otherwise) or capital of the Company and the Material Subsidiaries on a consolidated basis, except for the Offering, has occurred with respect to which the requisite material change statement or report has not been filed and no such disclosure has been made on a confidential basis;

(g)
the Company will have caused a favourable legal opinion to be delivered by its legal counsel addressed to the Underwriters, in form and substance satisfactory to the Underwriters, including in respect of those matters identified in Schedule “A” hereto. In giving such opinion, counsel to the Company shall be entitled to rely, to the extent appropriate in the circumstances, upon local counsel or to arrange, to the extent appropriate, for separate opinions of local counsel and shall be entitled as to matters of fact to rely upon a certificate of fact from responsible persons in a position to have knowledge of such facts and their accuracy;

(h)
if any Offered Shares are sold in the United States or to or for the account or benefit of U.S. Persons or persons within the United States, the Company’s U.S. legal counsel, Dorsey & Whitney LLP, shall have delivered a favourable legal opinion addressed to the Underwriters in form and substance satisfactory to the Underwriters to the effect that no registration of the Offered Shares under the United States Securities Act of 1933, as amended, is required for the initial sale of the Offered Shares by the Company in the United States or to or for the account or benefit of U.S. Persons or persons within the United States;

(i)
the Company will have caused a favourable legal opinion and, if applicable, certificate of good standing or the equivalent to be delivered by local counsel in the jurisdiction of incorporation of each of the Material Subsidiaries addressed to the Underwriters, in form and substance satisfactory to the Underwriters, acting reasonably, and with respect to the following matters:

(i)	the existence of each Material Subsidiary under the laws of its jurisdiction of incorporation;

(ii)	as to the registered ownership of the issued and outstanding shares of each Material Subsidiary; and

(iii)
that each Material Subsidiary has all requisite corporate power under the laws of its jurisdiction of incorporation, continuance or amalgamation, as applicable, to carry on its business as presently carried on and own its properties;

(j)	the Company will have delivered a favourable legal opinion addressed to the Underwriters, and the Underwriters’ counsel in form and substance satisfactory to the Underwriters’ counsel, from local counsel to the Company as to title and ownership interest in the Material Mineral Properties;

(k)
if Rio Tinto exercises its right to purchase any Pre-Emptive Shares, the Underwriters will have received a letter from Rio Tinto in a form acceptable to the Underwriters acknowledging and confirming that (i) the Underwriters shall have no liability whatsoever, whether in contract, tort or otherwise to Rio Tinto in respect of their acquisition of the Pre-Emptive Shares; and (ii) Rio Tinto irrevocably waives any and all rights of action for damages or rescission that it may have at law or by statute against the Underwriters in respect of their purchase of and the Pre-Emptive Shares;

(l)	the Company will have caused its auditors to deliver an update to its letter referred to in Section 6.1 below to a date not more than two days prior to the Closing Date;

(m)	the Company will cause its Transfer Agent to deliver a certificate as to the issued and outstanding Common Shares of the Company;

(n)
the members of the board of directors of the Company and certain senior officers of the Company will have delivered undertakings in favour of the Underwriters agreeing not to sell, directly or indirectly, any Common Shares or securities convertible or exchangeable into Common Shares (except in connection with the exchange, transfer, conversion or exercise of rights of existing outstanding securities or existing commitment to issue or sell securities) for a period of 90 days subsequent to the Closing Date without the prior written consent of Desjardins, on behalf of the Underwriters, which consent shall not be unreasonably withheld or delayed;

(o)	the Company will deliver such further certificates and other documentation as may be contemplated in this Agreement or as the Underwriters’ or its counsel may reasonably require; and

(p)
prior to the Time of Closing, any material change (actual, anticipated, contemplated or, to the knowledge of the Company, threatened, whether financial or otherwise) in the business, affairs, operations, assets, liabilities (contingent or otherwise) or capital of the Company shall have been disclosed to the Underwriters in writing.

6.	Additional Documents Upon Filing of Prospectus Supplement

6.1           The Company shall cause to be delivered to the Underwriters, concurrently with the filing of the Prospectus Supplement and any Supplementary Material, a comfort letter dated the date thereof from the auditors of the Company and addressed to the Underwriters and to the directors of the Company, in form and substance reasonably satisfactory to the Underwriters, relating to the verification of the financial information and accounting data and other numerical data of a financial nature contained therein and matters involving changes or developments since the respective dates as of which specified financial information is given therein, to a date not more than two days prior to the date of such letter.

7.	Closing

7.1           The Offering will be completed at the offices of the Company’s counsel in the city of Vancouver, with share certificates representing the Shares to be delivered in the location and at such time as the Underwriters may request; provided that if the Company has not been able to comply in any material respect with any of the covenants or conditions set out herein required to be complied with by the Time of Closing or such other date and time as may be mutually agreed to or such covenant or condition has not been waived by the Underwriters, the respective obligations of the parties will terminate without further liability or obligation except for payment of expenses, indemnity and contribution provided for in this Agreement.

7.2           At the Time of Closing, the Company shall deliver to the Underwriters:

(a)	Original certificates countersigned by the Transfer Agent representing the Shares registered as the Underwriters may direct;

(b)	the requisite legal opinions, certificates and documents as contemplated in Section 5.1; and

(c)	such further documentation and opinions as may be contemplated herein or as the Underwriters or the Securities Commissions may reasonably require,

against payment of the aggregate purchase price for the Shares, net of the Underwriting Fee and expenses incurred up to the Closing Date as contemplated in this Agreement, by wire transfer payable to the Company. Any additional reasonable expenses of the Underwriters incurred in connection with the Offering to which the Company is responsible pursuant to this Agreement and not included in these expenses retained by the Underwriters shall be paid by the Company forthwith upon invoices being provided therefor.

7.3           All terms and conditions of this Agreement shall be construed as conditions and any breach or failure by the Company to comply with any material terms and conditions in any material respect shall entitle the Underwriters to terminate their obligations to sell the Shares by written notice to that effect given to the Company prior to the Time of Closing. It is understood that the Underwriters may waive, in whole or in part, or extend the time for compliance with, any of such terms and conditions without prejudice to its rights in respect of any such terms and conditions or any other subsequent breach or non-compliance; provided that to be binding on the Underwriters, any such waiver or extension must be in writing.

7.4           Subject to this Section 7, the Company will issue the Shares, and any Additional Shares if applicable, at a time to be determined by the Desjardins, on behalf of the Underwriters, such time not being prior to the 5th Business Day following the filing of the Prospectus Supplement regardless of whether Rio Tinto has provided notice in respect of the Pre-Emptive Shares unless otherwise agreed to by the Company and Desjardins, on behalf of the Underwriters.

8.	Underwriting Fee in relation to the Offered Shares

8.1           Contemporaneously with the payment of the purchase price for the Shares or the Additional Shares, if any, pursuant to the Over-Allotment Option, the Underwriters shall deduct from the aggregate gross proceeds payable to the Company in respect of the sale of the Offered Shares (for greater certainty, excluding the Pre-Emptive Shares) an underwriting fee equal to 6% of the aggregate gross proceeds of the sale of the Shares or the Additional Shares, if any, pursuant to the Over-Allotment Option (the “Underwriting Fee”) in consideration for the services rendered by the Underwriters in connection with the purchase of the Shares and Additional Shares, if any. For greater certainty, the services provided by the Underwriters in connection herewith will not be subject to the harmonized sales tax provided for in the Excise Tax Act (Canada) and taxable supplies provided will be incidental to the exempt financial services provided.

8.2           Subject to Section 8, the allocation of the Underwriting Fee among the Underwriters shall be as follows:

Desjardins Securities Inc.	50.00%
National Bank Financial Inc.	16.25%
TD Securities Inc.	16.25%
Knight Capital Group	12.50%
Trapeze Capital Corp.	5.00%

9.	Underwriters’ Obligations to be Several

9.1           Subject to the terms and conditions of this Agreement, the obligation of the Underwriters to purchase the Shares and Additional Shares, if any, will be several and not joint, nor joint and several. The percentage of the Shares and Additional Shares, if any, to be severally purchased and paid for by each of the Underwriters will be as follows:

Desjardins Securities Inc.	50.00%
National Bank Financial Inc.	16.25%
TD Securities Inc.	16.25%
Knight Capital Group	12.50%
Trapeze Capital Corp.	5.00%

9.2           If an Underwriter (a “Refusing Underwriter”) shall not complete the purchase and sale of the Offered Shares (the “Defaulted Shares”) which such Underwriter has agreed to purchase hereunder for any reason whatsoever, the other Underwriters (the “Continuing Underwriters”) shall be entitled, at their option, to purchase all but not less than all of the Defaulted Shares which would otherwise have been purchased by such Refusing Underwriter pro rata according to the number of Offered Shares to have been acquired by the Continuing

Underwriters hereunder or in such proportion as the Continuing Underwriters shall agree in writing. If the Continuing Underwriters do not elect to purchase the Defaulted Shares pursuant to the foregoing:

(i)
if the number of Defaulted Shares does not exceed 10% of the number of Offered Shares to be purchased hereunder, the Continuing Underwriters shall be obligated, each severally, and not jointly, nor jointly and severally, to purchase the full amount thereof in the proportions that their respective underwriting obligations hereunder bear to the underwriting obligation of all Continuing Underwriters, or

(ii)
if the number of Defaulted Shares exceeds 10% of the number of Offered Shares to be purchased hereunder, the Continuing Underwriters may, but shall not be obligated to purchase any of the Defaulted Shares and the Corporation shall have the right to either: (i) proceed with the sale of the Offered Shares (less the Defaulted Shares) to the Continuing Underwriters; or (ii) terminate its obligations hereunder without liability to the Continuing Underwriters, except pursuant to the provisions of section 12 and section 14. Nothing in this Agreement shall oblige any U. S. affiliate of any of the Underwriters to purchase the Offered Shares. Any U.S. broker dealer who makes any offers or sales of the Offered Shares to persons in the United States will do so solely as an agent for an Underwriter.

9.3           All steps which must or may be taken by the Underwriters in connection with this Agreement, with the exception of the matters relating to any waiver of a material condition under section 7.3, any termination contemplated by section 11, or any notice, waiver or settlement of a claim under Section 12, may be taken by Desjardins on behalf of itself and the other Underwriters. The execution of this Agreement by the Company shall constitute such parties’ authority for accepting notification of any such steps from, and for delivering the definitive documents constituting the Shares and Additional Shares, if any, to, or to the order of, Desjardins.

10.	Over-Allotment Option

10.1           The Company hereby grants to the Underwriters the Over-Allotment Option to purchase severally, and not jointly or jointly and severally, in their sole discretion, the Additional Shares on the terms set forth in the Final Prospectus solely to cover over-allotments, if any, and for market stabilization purposes, exercisable by written notice not later than the 30th day following the Closing Date.

10.2           The notice of exercise of the Over-Allotment Option (the “Over-Allotment Option Notice”) to purchase Additional Shares, in whole or in part, shall be given by Desjardins, on behalf of the Underwriters, to the Company in the manner set forth in section 19.1 hereof and shall specify the number of Additional Shares to be purchased by the Underwriters under the Over-Allotment Option and the closing date for the issuance of the Additional Shares (the “Over-Allotment Option Closing Date”) and time of closing. The Over-Allotment Option Closing Date, which may be the same as the Closing Date but shall in no event be earlier than the Closing Date, shall be not less than two nor more than five Business Days after providing the Over-

Allotment Option Notice, as shall be specified in the Over-Allotment Option Notice. The closing of the purchase and sale of any Additional Shares shall be completed in accordance with section 7 hereof.

10.3           If any Additional Shares are purchased, each Underwriter agrees, severally and not jointly, or jointly and severally to purchase the number of Additional Shares that bears the same proportion to the total number of Additional Shares as the percentages of the aggregate amount of Shares to be purchased at the Closing Time set out in Section 11.1 opposite the name of such Underwriter.

10.4           In the event the Over-Allotment Option is exercised in accordance with its terms, the Company shall deliver to the Underwriters at the closing time specified in the Over-Allotment Option Notice:

(i)
the documents, opinions, certificates and other agreements and materials required under section 7, except with respect to the items in sections 5.1(i), (j), (k) and (n), in each case dated the Over-Allotment Option Closing Date, together with such further documentation as may be contemplated herein or as the Underwriters or any Governmental Authority may reasonably require; and

(ii)	such other items as the Underwriters may reasonably require.

11.	Termination of Purchase Obligation

11.1           Without limiting any of the other provisions of this Agreement, the Underwriters will be entitled, at their sole option, to terminate and cancel, without any liability on their part or on the part of the Purchasers, its obligations under this Agreement, to sell the Shares, by giving written notice to the Company at any time through to the Time of Closing if:

(a)
there shall occur any material change (actual, anticipated, contemplated or threatened, financial or otherwise) in the business, affairs, prospects, operations, assets, liabilities (contingent or otherwise), capital or control of the Company or its Material Subsidiaries (the “Condition of the Company”) or any change in a material fact, or the Underwriters becomes aware of any undisclosed material information, which in the opinion of the Underwriters, could be expected to have a significant adverse effect on the market price or value of the Common Shares of the Company;

(b)
there shall develop, occur or come into effect or existence, or be announced, any event, action, state, condition or major financial occurrence of national or international consequence or any law, action or regulation which, in the opinion of the Underwriters, seriously adversely affects or involves, or will seriously adversely affect or involve, financial markets generally or the Condition of the Company;

(c)
there should occur or commence, or be announced or threatened, any inquiry, action, suit, investigation or other proceeding (whether formal or informal); or any order is proposed or issued by any governmental authority;

or any law or regulation is promulgated, changed or announced in relation to the Company or a Material Subsidiary; which in the opinion of the Underwriters, prevents or materially restricts the trading in or the distribution of the Common Shares of the Company or would be expected to have a material adverse effect on the market price or value of the Common Shares; or

(d)	the Company is in breach of any material term, condition or covenant of this Agreement or any material representation or warranty given by the Company in this Agreement is or becomes false.

The occurrence or non-occurrence of any of the foregoing events or circumstances is to be determined in the discretion of the Underwriters, acting reasonably.

The Underwriters shall give notice to the Company in writing of the occurrence of any of the events referred to in this Section; provided that neither the giving nor the failure to give such notice shall in any way affect the Underwriters’ entitlement to exercise this right at any time through to the Time of Closing.

The Underwriters’ rights of termination contained in this Section are in addition to any other rights or remedies it may have in respect of any default, act or failure to act or noncompliance by the Company in respect of any of the matters contemplated by this Agreement.

11.2           If the obligations of the Underwriters are terminated under this Agreement pursuant to the termination rights provided for in Section 11.1, the Company’s liabilities to the Underwriters shall be limited to the Company’s obligations under the indemnity, contribution and expense provisions of this Agreement.

12.	Indemnity

12.1           The Company hereby agrees to indemnify and hold the Underwriters and/or any of their respective affiliates and the directors, officers, employees and shareholders of the Underwriters (each being hereinafter referred to as an “Indemnified Party”) harmless from and against any and all expenses, losses (excluding loss of profits), claims, actions, damages or liabilities, whether joint or several (including the aggregate amount paid in reasonable settlement of any actions, suits, proceedings or claims and including the reasonable fees and expenses of the Underwriters’ counsel that may be incurred in advising with respect to or defending such claim) caused or incurred by or arising directly or indirectly from or by reason of:

(a)
any misrepresentation or alleged misrepresentation contained herein or in the Offering Documents or the Company’s Information Record (except any misrepresentation relating to the Underwriters provided solely by the Underwriters);

(b)	any information or statement contained in any certificate or document of the Company delivered under this Agreement or pursuant to this Agreement which at the time and in light of the circumstances under which it was made contains or is alleged to contain a misrepresentation;

(c)
any omission or alleged omission to state any material fact in any certificate or document of the Company delivered under this Agreement or in the Offering Documents (except any omission or alleged omission relating to the Underwriters, made solely by the Underwriters) required to be stated in such document or necessary to make any statement in such document not misleading in light of the circumstances under which it was made;

(d)	the non-compliance or alleged non-compliance by the Company with any requirements of this Agreement or the Applicable Securities Laws; or

(e)	the distribution of the Pre-Emptive Shares to Rio Tinto by the Company.

12.2           The indemnity provided for in Section 12.1 shall not apply to the extent that a court of competent jurisdiction in a final judgment that has become non-appealable shall determine that:

(a)	the Indemnified Party has been grossly negligent or has committed willful misconduct or any fraudulent act in the course of its performance under this Agreement; or

(b)	the losses, damages, claims, liabilities, costs or expenses as to which indemnification is claimed, were directly caused by the actions referred to in Section 12.2(a).

12.3           If any action or claim shall be asserted against an Indemnified Party in respect of which indemnity may be sought from the Company pursuant to the provisions of Section 12.1 or if any potential claim contemplated hereby shall come to the knowledge of an Indemnified Party, the Indemnified Party shall promptly notify the Company in writing; but the omission to notify the Company will not relieve the Company from any liability it may otherwise have to the Indemnified Party pursuant to Section 12.1 except to the extent the Company is materially prejudiced by such failure to notify. The Company shall be entitled but not obligated to participate in or assume the defence thereof; provided, however, that the defence shall be through legal counsel acceptable to the Indemnified Party, acting reasonably.

12.4           The Indemnified Party shall also have the right to employ separate counsel in any such action and participate in the defence thereof, but notwithstanding the foregoing paragraph, any Indemnified Party shall have the right to employ counsel of such Indemnified Party’s choice and to participate in the defence thereof, but the fees and expenses of such counsel will be at the expense of the Indemnified Party unless: (i) the employment of such counsel has been authorized by the Company; or (ii) the Company has not assumed the defence and employed counsel therefor within 30 days after receiving notice of such Claim; or (iii) the named parties to such Claim include both the Company and the Indemnified Party and counsel to the Indemnified Party shall have advised the Indemnified Party that there may be legal defences available to the Indemnified Party which are different from or in addition to those available to the Company or that there is a conflict of interest between the Company and the Indemnified Party (in either of which events the Company shall not have the right to assume or direct the defence on the Indemnified Party’s behalf).

Neither the Company nor any Indemnified Party shall effect any settlement of any such action or claim or make any admission of liability without the written consent of the other party, such consent to be promptly considered and not to be unreasonably withheld. The indemnity hereby provided for shall remain in full force and effect and shall not be limited to or affected by any other indemnity in respect of any matters specified herein obtained by the Indemnified Party from any other person.

12.5           To the extent that any Indemnified Party is not a party to this Agreement, the Underwriters shall obtain and hold the right and benefit of the indemnity provisions of Section 12.1 in trust for and on behalf of such Indemnified Party.

13.	Contribution

13.1           In order to provide for a just and equitable contribution in circumstances in which the indemnity provided in Section 12 would otherwise be available in accordance with its terms but is, for any reason, held to be unavailable to or unenforceable by the Underwriters other than in the circumstances described in Section 12.2, the Underwriters and the Company shall contribute to the aggregate of all losses, claims, costs, damages, expenses or liabilities (including any legal or other expenses reasonably incurred by an Indemnified Party in connection with investigating or defending any action or claim which is the subject of this Section but excluding loss of profits or consequential damages) of the nature provided for above such that the Underwriters will be responsible for that portion represented by the percentage that the portion of the Underwriting Fee payable by the Company to the Underwriters bears to the gross proceeds realized from the sale of the Offered Shares, and the Company will be responsible for the balance, provided that, in no event, will the Underwriters be responsible for any amount in excess of the amount of the Underwriting Fee actually received by them. In the event that the Company may be held to be entitled to contribution from the Underwriters under the provisions of any statute or law, the Company shall be limited to contribution in an amount not exceeding the lesser of: (i) the portion of the full amount of losses, claims, costs, damages, expenses and liabilities, giving rise to such contribution for which the Underwriters are responsible, as determined above; and (ii) the amount of the Underwriting Fee actually received by the Underwriters. Notwithstanding the foregoing, a party guilty of fraudulent misrepresentation or non-compliance with applicable laws shall not be entitled to contribution from the other party.

Any party entitled to contribution will, promptly after receiving notice of commencement of any claim, action, suit or proceeding against such party in respect of which a claim for contribution may be made against the other party under this Section, notify such party from whom contribution may be sought. In no case shall such party from whom contribution may be sought be liable under this Agreement unless such notice has been provided, but the omission to so notify such party shall not relieve the party from whom contribution may be sought from any other obligation it may have otherwise than under this Section, except to the extent such party is materially prejudiced by the failure to receive such notice. The right to contribution provided in this Section shall be in addition to, and not in derogation of, any other right to contribution which the Underwriters or the Company may have by statute or otherwise by law.

13.2           The right of the Company to assume the defence of any claim, action, suit or proceeding shall apply as set forth in Section 12.3 hereof, mutatis mutandis.

13.3           The Company hereby waives its right to recover contribution from the Underwriters or any other Indemnified Party with respect to any liability of the Company solely by reason of or arising out of any misrepresentation contained in any of the Offering Documents (other than any misrepresentation regarding the Underwriters made solely by the Underwriters) or the Company’s Information Record.

14.	Expenses

14.1           The Company will pay all reasonable out-of-pocket expenses and fees in connection with the Offering, including, without limitation: (i) all expenses of or incidental to the creation, issue, sale or distribution of the Offered Shares and the filing and printing of the Preliminary Prospectus Supplement and the Prospectus Supplement; (ii) the fees, expenses and disbursements of the Company’s legal counsel and the Underwriters’ legal counsel; and (iii) all costs incurred in connection with the preparation of documentation relating to the Offering, provided that out-of-pocket expenses incurred by the Underwriters in connection with the Offering that exceed C$5,000 must be approved by the Company in advance.

15.	Survival of Warranties, Representations, Covenants and Agreements

15.1           All warranties, representations, covenants and agreements of the Company herein contained or contained in documents submitted or required to be submitted pursuant to this Agreement shall survive the sale by the Company of the Offered Shares and the Pre-Emptive Shares and shall continue in full force and effect for the benefit of the Underwriters regardless of the closing of the sale of the Offered Shares and the Pre-Emptive Shares and regardless of any investigation which may be carried on by the Underwriters or on their behalf until the Survival Limitation Date. For greater certainty, and without limiting the generality of the foregoing, the provisions contained in this Agreement in any way related to the indemnification of the Underwriters by the Company or the contribution obligations of the Underwriters or those of the Company shall survive and continue in full force and effect, for the applicable limitation period prescribed by law.

16.	Interested Purchasers

16.1
From the date hereof to the Closing Date, the Company will not initiate any discussions regarding the Offered Shares except in cooperation or through the Underwriters. If the Company receives any inquiries concerning any such transactions, the Company shall promptly inform Desjardins, on behalf of the Underwriters, of such inquiry so as to allow the Underwriters an opportunity to assess such inquiry and assist in any resulting negotiations.

17.	Press Release

17.1           For the period commencing on the date hereof and expiring on the Closing Date, and subject to the requirements of Applicable Securities Laws, the Company shall not, without first obtaining the approval of Desjardins, on behalf of the Underwriters (not to be unreasonably withheld), and the Underwriters shall not, without first obtaining approval of the Company, issue any press release respecting the Offering. Each press release respecting the Offering shall comply with the requirements of Applicable Securities Laws.

17.2           The Company agrees, subject to requirements of Applicable Securities Laws, if so requested by the Underwriters, to include a reference to the Underwriters and their role in any press release or other public communication issued by the Company with respect to the Offering. If the Offering is successfully completed, and provided none of the Underwriters are in breach of any material provision of this Agreement, the Underwriters shall be permitted to publish, at their own expense, such advertisements or announcements relating to the services provided pursuant to this Agreement in such newspaper or other publications as the Underwriters consider appropriate; provided however that no such publication shall disclose any information that has not previously been disclosed by the Company or the Underwriters or is not otherwise publicly known, except with the prior approval of the Company (not to be unreasonably withheld). Subject to Applicable Securities Laws, the Company also agrees not to refer to the Underwriters in any communication or press release without the Underwriters’ consent.

18.	Subsequent Engagements

Provided that the Offering is completed, the Company agrees to first offer to Desjardins the opportunity to act as sole bookrunner and lead manager for any public follow-on offerings of Common Shares, or securities exchangeable or convertible into Common Shares, or other offered securities of the Company or its subsidiaries, for a period of six months subsequent to the Closing Date and with participation of no less than 50%. Upon being notified notice of the Company’s intention to make an offering of securities, Desjardins shall have five business days provide written notice to the Company that it will exercise its rights pursuant to this section 18 to act as sole bookruner and lead manager of such offering, after which time the rights of Desjardins in this section 18 shall terminate and the Company will be entitled to complete any offering of securities without further notice to Desjardins. It is understood that the terms and conditions and related fees payable in connection with any such additional offering of securities will be negotiated in good faith and be consistent with the then prevailing market practice.

19.	General Contract Provisions

19.1	Any notice or other communication to be given hereunder shall be in writing and shall be given by delivery or by telecopier, as follows:

if to the Company: Entrée Gold Inc.

Suite 1201 – 1166 Alberni Street
Vancouver, BC V6E 3Z3

Attention: Susan McLeod
Fax: (604) 687-4770

with a copy to: Fasken Martineau DuMoulin LLP

Suite 2900-550 Burrard Street
Vancouver, British Columbia, Canada, V6C 0A3

Attention: Iain Mant
Fax: (604) 632-4734

or if to the Underwriters:

Desjardins Securities Inc.
25 York Street
Toronto, Ontario, M5J 2V5

Attention: Gorden Glenn
Fax: (416) 861-9992

with a copy to (not to constitute notice to the Underwriters):

Stikeman Elliott LLP
5300 Commerce Court West
199 Bay Street
Toronto, Ontario, M5L 1B9

Attention: Tim McCormick
Fax: (416) 947-0866

and if so given, shall be deemed to have been given and received upon receipt by the addressee or a responsible officer of the addressee if delivered, or four hours after being telecopied and receipt confirmed during normal business hours, as the case may be. Any party may, at any time, give notice in writing to the others in the manner provided for above of any change of address or telecopier number.

19.2           This Agreement and the other documents herein referred to constitute the entire Agreement between the Underwriters and the Company relating to the subject matter hereof and supersedes all prior Agreements between the Underwriters and the Company with respect to their respective rights and obligations in respect of the Offering, including the offer letter between the Underwriters and the Company dated November 4, 2011.

19.3           The Company hereby acknowledges that (i) te sale of the Offered Shares pursuant to this Agreement is an arm’s-length commercial transaction between the Company on the one hand, and the Underwriters and any affiliate through which they may be acting to effect sales, on the other, (ii) such Underwriters are acting as principal and not as an agent or fiduciary of the Company and (iii) the Company’s engagement of such Underwriters in connection with the sale of the Offered Shares and the process leading up to the sale of the

Offered Shares is as independent contractors and not in any other capacity. Furthermore, the Company agrees that it is solely responsible for making its own judgments in connection with the sale of the Offered Shares (irrespective of whether any of such Underwriters has advised or is currently advising the Company on related or other matters). The Company agrees that it will not claim that such Underwriters have rendered advisory services of any nature or respect, or owe an agency, fiduciary or similar duty to the Company in connection with such transaction or the process leading thereto.

19.4           Time shall be of the essence for all provisions of this Agreement.

19.5           This Agreement may be executed by telecopier and in one or more counterparts which, together, shall constitute an original copy hereof as of the date first noted above

Remainder of Page Intentionally Left Blank

If this Agreement accurately reflects the terms of the transaction which we are to enter into and if such terms are agreed to by the Company, please communicate your acceptance by executing where indicated below.

Yours very truly,

DESJARDINS SECURITIES INC.

Per:           “Gorden Glenn”
Authorized Signing Officer

NATIONAL BANK FINANCIAL INC.

Per:           “Jason Hynes”
Authorized Signing Officer

TD SECURITIES INC.

Per:           “T. Dorian Cochran”
Authorized Signing Officer

KNIGHT CAPITAL GROUP

Per:           “William Kelly”
Authorized Signing Officer

TRAPEZE CAPITAL CORP.

Per:           “Randall Abramson”
Authorized Signing Officer

The foregoing accurately reflects the terms of the transaction which we are to enter into and such terms are agreed to with effect as of the date provided at the top of the first page of this Agreement.

ENTRÉE GOLD INC.
Per:	“Greg Crowe”
Authorized Signing Officer

SCHEDULE “A”

OPINION OF THE COMPANY’S COUNSEL

This is Schedule “A” to the Underwriting Agreement dated as of November 23, 2011 among Entrée Gold Inc. and, Desjardins Securities Inc., as lead underwriter, National Bank Financials Inc., TD Securities Inc., Knight Capital Group and Trapeze Capital Corp. (the “Agreement”).

Capitalized terms used herein and not defined shall have the meanings ascribed thereto in the Agreement.

The opinion of the Company’s counsel shall be in respect of the following matters:

(i)
the Company is a corporation existing under the Business Corporations Act (British Columbia) and has all requisite corporate power and authority to carry on its business as now conducted and to own, lease and operate its property and assets and to execute, deliver and perform its obligations under this Agreement;

(ii)	the authorized capital of the Company consists of an unlimited number of common shares;

(iii)	as to the issued and outstanding common shares of the Company;

(iv)
the Company has all necessary corporate power, authority and capacity: (i) to execute and deliver this Agreement and perform its obligations under the Agreement; and (ii) to issue and sell the Offered Shares and Pre-Emptive Shares;

(v)
all necessary corporate action has been taken by the Company to authorize the execution and delivery of each of the Base Shelf Prospectus, Preliminary Prospectus Supplement and the Prospectus Supplement, and any Supplementary Material, and the filing thereof with the Securities Commissions;

(vi)	upon the payment therefor and the issue thereof, the Offered Shares and the Pre-Emptive Shares will have been validly issued as fully paid and non-assessable;

(vii)
all necessary corporate action has been taken by the Company to authorize the execution and delivery of the Agreement, and the performance of its obligations hereunder and the Agreement, has been executed and delivered by the Company and constitutes a legal, valid and binding obligation of the Company enforceable against it in accordance with its terms, subject to bankruptcy, insolvency and other laws affecting the rights of creditors generally and subject to such other standard assumptions and qualifications including the qualifications that equitable remedies may be granted in the discretion of a court of competent jurisdiction and that enforcement of rights to indemnity, contribution and waiver of contribution set out in this Agreement may be limited by applicable law and that enforceability is subject to the provisions of the Limitations Act (Ontario);

(viii)	the rights, privileges, restrictions and conditions attaching to the Common Shares are accurately summarized in the Final Prospectus;

(ix)	the Company is a “reporting issuer” (or equivalent) in each of the Qualifying Provinces;

(x)
all necessary documents have been filed, all requisite proceedings have been taken and all approvals, permits and consents of the appropriate regulatory authority under the securities laws in each of the Qualifying Provinces have been obtained by the Company to qualify the distribution or distribution to the public of the Offered Shares in each of the Qualifying Provinces through persons who are registered under applicable legislation and who have complied with the relevant provisions of such applicable legislation;

(xi)	subject only to the standard listing conditions, the Offered Shares and Pre-Emptive Shares have been conditionally listed on the TSX;

(xii)
the execution and delivery of this Agreement, the fulfilment of the terms hereof by the Company and the issuance, sale and delivery of the Offered Shares and Pre-Emptive Shares to be issued, delivered and sold by the Company at the Time of Closing do not and will not result in a breach of or default under, and do not and will not create a state of facts which, after notice or lapse of time or both, will result in a breach of or default under, and do not and will not conflict with any of the terms, conditions or provisions of the notice of articles and articles of the Company or the Business Corporations Act (British Columbia);

(xiii)	Computershare Investor Services Inc. has been duly appointed the transfer agent and registrar for the Common Shares; and

(xiv)
the statements set forth in the Prospectus Supplement under the headings (for certainty, including all subheadings under such headings) “Eligibility for Investment” insofar as they purport to describe the provisions of the laws referred to therein, are fair summaries of the matters discussed therein.

 The opinion shall be subject to reasonable or customary assumptions and qualifications and counsel may rely on, as to matters of fact, certificates of officers and others and letters of others.  In particular, such counsel shall be entitled to rely, as to the opinion expressed in paragraph (i) above, upon certificates of status (or the equivalents thereof) and on such other corporate and public records as such counsel shall reasonably deem necessary.  Such counsel shall also be entitled to rely, as to the opinion expressed in paragraph (xi), above, on TSX correspondence and as to the opinion in paragraph (iii), above, insofar as it relates to the Company’s issued capital, upon a certificate of the Transfer Agent.

SCHEDULE “B”

TERMS FOR OFFERING TO U.S. PURCHASERS

This is Schedule “B” to the Underwriting Agreement dated as of November 23, 2011 among Entrée Gold Inc. and, Desjardins Securities Inc., as lead underwriter, National Bank Financials Inc., TD Securities Inc., Knight Capital Group and Trapeze Capital Corp. (the “Agreement”).

Capitalized terms used herein and not defined herein shall have the meanings ascribed thereto in the Agreement and the following terms shall have the meanings indicated:

(a)
“Directed Selling Efforts” means directed selling efforts as that term is defined in Rule 902(c) of Regulation S. Without limiting the foregoing, but for greater clarity in this Schedule, it means, subject to the exclusions from the definition of directed selling efforts contained in Regulation S, any activity undertaken for the purpose of, or that could reasonably be expected to have the effect of, conditioning the market in the United States for any of the Offered Shares and includes the placement of any advertisement in a publication with a general circulation in the United States that refers to the offering of the Offered Shares;

(b)
“Distribution Compliance Period” means the Distribution Compliance Period as defined in Rule 902(f) of Regulation S and for the purpose of the Offering the 40-day period that begins on the later of (i) the date the Offered Shares are first offered to persons other than distributors in reliance on Regulation S; or (ii) the Closing Date; provided that, all offers and sales by a distributor of an unsold allotment or subscription shall be deemed to have been made during the Distribution Compliance Period;

(c)	“Foreign Issuer” means a foreign issuer as defined in Rule 902(e) of Regulation S;

(d)	“Institutional Accredited Investor” means an accredited investor who satisfies one or more of the criteria set forth in Rule 501(a)(1), (2), (3) or (4) of Regulation D;

(e)	“Offshore Transaction” means an offshore transaction as defined in Rule 902(h) of Regulation S;

(f)	“Regulation D” means Regulation D adopted by the SEC under the U.S. Securities Act;

(g)	“Regulation S” means Regulation S adopted by the SEC under the U.S. Securities Act;

(h)	“SEC” means the United States Securities and Exchange Commission;

(i)	“Substantial U.S. Market Interest” means substantial U.S. market interest as that term is defined in Rule 902(j) of Regulation S; and

(j)	“U.S. Exchange Act” means the United States Securities Exchange Act of 1934, as amended.

Representations, Warranties and Covenants of the Underwriters

The Underwriters acknowledge that the Offered Shares have not been and will not be registered under the U.S. Securities Act or any state securities laws and may be offered and sold only in transactions exempt from such registration requirements. Accordingly, neither the Underwriters nor any of their affiliates, nor any person acting on its or their behalf, has made or will make any Directed Selling Efforts in the United States with respect to the Offered Shares.

The Underwriters represent, warrant and covenant to the Company that:

1.
They have not offered and sold, and will not offer and sell, any Offered Shares forming part of its allotment except (a) in an Offshore Transaction in accordance with Rule 903 of Regulation S or (b) in the United States to Institutional Accredited Investors in accordance with Rule 506 of Regulation D and/or Section 4(2) of the U.S. Securities Act as provided in paragraphs 3 through 12 below.

2.
They have not entered and will not enter into any contractual arrangement with respect to the distribution of the Offered Shares, except with their affiliates, any selling group members or with the prior written consent of the Company. They shall require each selling group member to agree, for the benefit of the Company, to comply with, and shall use their best efforts to ensure that each selling group member complies with, the same provisions of this Schedule “B” as apply to such Underwriters as if such provisions applied to such selling group member.

3.
All offers and sales of Offered Shares in the United States or to, or for the account or benefit of, U.S. Persons or persons within the United States shall be made through the Underwriters’ U.S. registered broker-dealer affiliate, each being duly registered as a broker-dealer pursuant to section 15(b) of the U.S. Exchange Act and the securities laws of each state in which such offer or sale is made (unless exempt) and a member of and in good standing with the Financial Industry Regulatory Authority, Inc. (or otherwise pursuant to Rule 15a-6 under the U.S. Exchange Act), and in compliance with all applicable federal and state U.S. broker-dealer requirements

4.
Offers and sales of Offered Shares in the United States shall not be made by any form of general solicitation or general advertising (as those terms are used in Rule 502(c) of Regulation D) or in any manner involving a public offering within the meaning of Section 4(2) of the U.S. Securities Act.

5.
Offers to sell and solicitations of offers to buy the Offered Shares in the United States or to, or for the account or benefit of, U.S. Persons or persons within the United states shall be only to persons who are or who the Underwriters reasonably believe to be Institutional Accredited Investors.

6.
All purchasers of the Offered Shares who are U.S. persons or purchasing in the United States or for the account or benefit of U.S. Persons (each a, “U.S. Purchaser”) shall be informed that the Offered Shares have not been and will not be registered under the U.S. Securities Act and are being offered and sold to such purchasers in reliance on the exemption from the registration requirements of the U.S. Securities Act.

7.
Offerees in the United States or who are U.S. Persons or purchasing for the account or benefit of U.S. Persons or persons within the United States have been or shall be provided with a copy of the U.S. Private Placement Memorandum, prior to the time of purchase of any Offered Shares.

8.
The Underwriters, together with its U.S. affiliates, and any person acting on its or their behalf will cause each U.S. Purchaser to complete and deliver a U.S. subscription agreement for Institutional Accredited Investors in the form attached to the U.S. Placement Memorandum.

9.
Prior to the Closing Day, the Underwriters and their affiliates will provide the Company with a list of all U.S. Purchasers (it being understood that the Offered Shares sold to U.S. Purchasers will be individually certificated).

10.
Each Underwriter agrees that, at or prior to confirmation of the sale of the Offered Shares, it will have sent to each distributor, dealer or person receiving a selling concession, fee or other remuneration that purchases the Offered Shares from it during the Distribution Compliance Period a confirmation or notice to substantially the following effect:

“The Common Shares have not been registered under the U.S. Securities Act.  By receiving the Common Shares, the holder hereof (1) acknowledges that the Common Shares may not be offered or sold within the United States or to, or for the account or benefit of, a U.S. person (a) as part of the distribution of the Common Shares, or (b) otherwise, if you are a distributor, until 40 days after the later of (i) the commencement of the offering and (ii) the date of closing (the “distribution compliance period”), unless an exemption from registration under the U.S. Securities Act is available, and (2) agrees that if it sells the Common Shares during the distribution compliance period to a distributor, dealer or person receiving remuneration with respect to the securities being sold, it will deliver to such purchaser a copy of this notice and inform such purchaser that until the expiration of the distribution compliance period, it is subject to and must comply with the restrictions set forth in this notice.”

In addition, prior to the expiration of the Distribution Compliance Period, all subsequent offers and sales of the Offered Shares by such Underwriter or its affiliates shall be made only in accordance with the provisions of Rule 903 or 904 of Regulation S; pursuant to a registration of the Offered Shares under the U.S.

Securities Act; or pursuant to an available exemption from the registration requirements of the U.S. Securities Act.

Such Underwriter agrees to obtain substantially identical undertakings from each member of any banking and selling group formed in connection with the distribution of the Offered Shares contemplated hereby and to comply with the offering restriction requirements of Regulation S.

11.
It and its U.S. broker-dealer affiliate acknowledge that until 40 days after the commencement of the Offering, an offer or sale of Offered Shares within the United States by any dealer (whether or not participating in the Offering) may violate the registration requirements of the U.S. Securities Act if such offer or sale is made otherwise than in accordance with an exemption from the registration requirements of the U.S. Securities Act.

12.
At closing, the Underwriters, together with its U.S. affiliate selling Offered Shares in the United States, will provide a certificate, substantially in the form of Exhibit A to this Schedule “B”, relating to the manner of the offer and sale of the Offered Shares in the United States.

Representations, Warranties and Covenants of the Company

The Company represents, warrants and covenants to the Underwriters that:

1.           The Company is a Foreign Issuer.

2.           The Company is not now and as a result of the sale of Offered Shares contemplated hereby will not be, an “investment company” as defined in the United States Investment Company Act of 1940, as amended.

3.           None of the Company, any of its affiliates, or any person acting on their behalf has made or will make any Directed Selling Efforts in the United States, or has engaged or will engage in any form of general solicitation or general advertising (as those terms are used in Regulation D) in connection with the offer or sale of the Offered Shares in the United States.

4.           Except with respect to the offer and sale of the Offered Shares offered hereby, the Company has not, for a period of six months prior to the date hereof sold, offered for sale or solicited any offer to buy any of its securities in the United States or to, or for the account or benefit of, U.S. Persons.

5.           The Company shall cause a Form D to be filed with the SEC within 15 days of the first sale of Offered Shares within the United States in reliance upon Regulation D and shall make such other filings as shall be required by applicable securities laws of the states of the United States as shall be required to secure an exemption from registration under such state securities laws in respect of the sale of Offered Shares, as applicable, in such states.

6.           Neither the Company nor any of its predecessors or affiliates has been subject to any order, judgment or decree of any court of competent jurisdiction temporarily, preliminarily, or permanently enjoining such person for failure to comply with Rule 503 of Regulation D.

EXHIBIT A UNDERWRITERS’ CERTIFICATE

In connection with the private placement in the United States of the Common Shares (the “Shares”) of Entrée Gold Inc. (the “Company”) pursuant to the Underwriting Agreement dated November 23, 2011 between the Company, and the Underwriters named therein (the “Underwriting Agreement”), each of the undersigned does hereby certify as follows:

(a)
all offers of Shares in the United States were offered and sold only by ●. which is a duly registered broker or dealer with the United States Securities and Exchange Commission and duly registered as a broker-dealer in each state and in which Shares were offered or sold and is a member of and in good standing with the Financial Industry Regulatory Authority Inc. on the date hereof;

(b)
each offeree, who is a U.S. Person or who is acting for the account or benefit of a U.S. Person was provided with a copy of the U.S. Private Placement Memorandum, including the Prospectus Supplement dated November 23, 2011 and the documents incorporated by reference therein for the offering of the Shares in the United States;

(c)
immediately prior to our transmitting such U.S. placement memorandum to such offerees, we had reasonable grounds to believe and did believe that each offeree was an institutional accredited investor (“Institutional Accredited Investor”) who satisfied one or more of the criteria set forth in Rule 501(a)(1), (2), (3) or (4) of Regulation D under the U.S. Securities Act of 1933, as amended (the “U.S. Securities Act”) and, on the date hereof, we continue to believe that each person in the United States, U.S. Person or to or for the account or benefit of a U.S. Person purchasing Shares from us is an Institutional Accredited Investor;

(d)
no form of general solicitation or general advertising (as those terms are used in Rule 502(c) of Regulation D under the U.S. Securities Act) was used by us, including advertisements, articles, notices or other communications published in any newspaper, magazine or similar media or broadcast over radio or television, or any seminar or meeting whose attendees had been invited by general solicitation or general advertising, in connection with the offer or sale of the Shares in the United States;

(e)
the offering of the Shares in the United States, or to or for the account or benefit of U.S. Persons has been conducted by us in accordance with the terms of the Underwriting Agreement and in accordance with all U.S. broker-dealer requirements; and

(f)
have caused each Institutional Accredited Investor purchasing Shares from us in compliance with Rule 506 of Regulation D to complete and deliver, prior to any sale of Shares, a U.S. Purchaser Letter in form attached to the U.S. Placement Memorandum.

Terms used in this certificate have the meanings given to them in the Underwriting Agreement unless otherwise defined herein.

Dated this _____ day of _____________, 2011.

DESJARDINS SECURITIES INC.
By:
Name: Title:

NATIONAL BANK FINANCIAL INC.
By:
Name: Title:

TD SECURITIES INC.
By:
Name: Title:

KNIGHT CAPITAL GROUP
By:
Name: Title:

TRAPEZE CAPITAL CORP.
By:
Name: Title:

SCHEDULE “C”

OUTSTANDING CONVERTIBLE SECURITIES

As at November 22, 2011, there were 115,534,572 common shares of the Company issued and outstanding. In addition, there were 9,211,000 stock options of the Company outstanding with exercise prices at a weighted average price of C$2.12 per share as at November 22, 2011. The expiry dates of the stock options range from January 22, 2012 to July 15, 2016. There were no warrants of the Company outstanding at November 22, 2011.

Pursuant to a Confidentiality Agreement and Finder’s Fee dated October 2, 2009 between the Company and a consultant of the Company, the Company may be required to issue up to 100,000 Common Shares to the consultant upon the occurrence of certain stated events.